================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5 )*




                            Zhone Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    98950P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 13, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 2 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates VIII, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 2 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 3 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 8A, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 3 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 4 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners VIII, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 4 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 5 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 9, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 5 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 6 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners 9, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 6 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 7 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 7 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 8 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 8 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 9 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Development Corp.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
================================================================================

                               Page 9 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 10 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates, LLC
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 10 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 11 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter J. Barris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 11 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 12 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       C. Richard Kramlich
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        25,907 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               25,907 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,110,910 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 12 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 13 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter T. Morris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 13 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 14 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Charles W. Newhall III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 14 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 15 OF 26 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Mark W. Perry
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            13,085,003 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        13,085,003 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,085,003 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 15 of 26 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 16 OF 26 PAGES
===================                                          ===================


Item 1.    Security and Issuer.
           -------------------

           This statement relates to the Common Stock, $.001 par value ("Common Stock") of Zhone Technologies, Inc. (the "Issuer") having its principal executive office at 7001 Oakport Street, Oakland, California 94621.


Item 2.    Identity and Background.
           -----------------------

           This statement is being filed by:

           (a) New Enterprise Associates VIII, Limited Partnership ("NEA VIII"), New Enterprise Associates 8A, Limited Partnership ("NEA 8A"), New Enterprise Associates 9, Limited Partnership ("NEA 9"); New Enterprise Associates 10, Limited Partnership ("NEA 10") and NEA Development Corp. ("NEA DC") (NEA VIII, NEA 8A, NEA 9, NEA 10 being collectively referred to herein as the "Funds" and, collectively with NEA DC, the "Record Holders");

           (b) NEA Partners VIII, Limited Partnership ("NEA Partners VIII"), which is the sole general partner of NEA VIII; NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9; NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of each of NEA 8A and NEA 10, and New Enterprise Associates, LLC ("NEA LLC"), which is the sole shareholder of NEA DC (NEA Partners VIII, NEA Partners 9 and NEA Partners 10 being collectively referred to herein as the "GPLPs" and, together with NEA LLC, the "Control Entities"); and

           (c) M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra") Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor" and together with Barrett, Barris, Kramlich, Morris, Nehra, Newhall, Perry and Sandell, the "Managers").

           Barris, Kramlich, Morris, Newhall and Perry (the "Senior Managers") are individual general partners of each of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 and are individual members of NEA LLC. Nehra is an individual general partner of NEA Partners VIII and NEA Partners 9. The Senior Managers, Barrett, Sandell and Trainor are individual general partners of NEA Partners 10.

           The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

           The address of the principal business office of each Record Holder, each Control Entity, Barrett, Nehra, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Morris, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

           The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA DC is to provide services to the GPLPs, the Funds and their affiliates. The principal business of NEA Partners VIII is to act as the sole general partner of NEA VIII. The principal business of NEA Partners 9 is to act as the sole general partner of NEA 9. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 8A and NEA 10. The principal business of NEA LLC is to act as the sole shareholder of NEA DC. The principal business of each of the Managers is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses.

           During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 17 OF 26 PAGES
===================                                          ===================


violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Each Fund and each GPLP is a limited partnership organized under the laws of the State of Delaware. NEA LLC is a limited liability company organized under the laws of the State of Delaware. NEA DC is a corporation organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.


Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

On May 13, 2005,

NEA 8A purchased an additional 10,764 shares of Common Stock at a price of $2.45 per share; NEA 9 purchased an additional 21,529 shares of Common Stock at a price of $2.45 per share; and NEA 10 purchased an additional 53,822 shares of Common Stock at a price of $2.45 per share.

On May 16, 2005,

NEA 8A purchased an additional 544 shares of Common Stock at a price of $2.45 per share; NEA 9 purchased an additional 1,089 shares of Common Stock at a price of $2.45 per share; and NEA 10 purchased an additional 2,722 shares of Common Stock at a price of $2.45 per share.

On June 3, 2005,

NEA 8A purchased an additional 17,790 shares of Common Stock at a price of $2.4499 per share; NEA 9 purchased an additional 35,581 shares of Common Stock at a price of $2.4499 per share; and NEA 10 purchased an additional 88,952 shares of Common Stock at a price of $2.4499 per share.

On June 6, 2005,

NEA 8A purchased an additional 4,535 shares of Common Stock at a price of $2.45 per share; NEA 9 purchased an additional 9,070 shares of Common Stock at a price of $2.45 per share; and NEA 10 purchased an additional 22,675 shares of Common Stock at a price of $2.45 per share.

On November 2, 2005,

NEA 8A purchased an additional 29,667 shares of Common Stock at a price of $2.1397 per share; NEA 9 purchased an additional 59,335 shares of Common Stock at a price of $2.1397 per share; and NEA 10 purchased an additional 148,336 shares of Common Stock at a price of $2.1397 per share.

On November 3, 2005,

NEA 8A purchased an additional 25,755 shares of Common Stock at a price of $2.3408 per share; NEA 9 purchased an additional 51,510 shares of Common Stock at a price of $2.3408 per share; and NEA 10 purchased an additional 128,776 shares of Common Stock at a price of $2.3408 per share.

On November 4, 2005,

NEA 8A purchased an additional 1,145 shares of Common Stock at a price of $2.4055 per share; NEA 9 purchased an additional 2,291 shares of Common Stock at a price of $2.4055 per share; and NEA 10 purchased an additional 5,727 shares of Common Stock at a price of $2.4055 per share.

           No part of the purchase price paid by any of NEA 8A, NEA 9 and NEA 10 (together, the "Purchasers") in the above-described transactions was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares. The total amount paid by each Purchaser for shares purchased in the above-described transactions (the "Public Shares") is as follows (exclusive of commissions):

NEA 8A:    $ 590,231.18
NEA 9:     $ 647,106.26
NEA 10:    $ 434,061.64

           All the purchases of the Public Shares were made in public transactions. The source of funds for each such purchase was the working capital of the respective Purchaser.

           On September 1, 2005, the Issuer, through its wholly-owned subsidiary, Parrot Acquisition Corp., a Delaware corporation ("Parrot"), consummated its acquisition of Paradyne Networks, Inc., a Delaware corporation ("Paradyne"), pursuant to the terms of an Agreement and Plan of Merger, dated July 7, 2005, by and among the Issuer, Parrot and Paradyne (the "Merger Agreement"). At the effective time of the merger, Parrot merged with and into Paradyne, with Paradyne surviving the merger as a wholly-owned subsidiary of the Issuer. Pursuant to the Merger Agreement and as a result of the merger, each share of Paradyne common stock outstanding immediately prior to the effective time of the merger was converted into the right to receive 1.0972 shares of the Issuer's common stock. The Issuer's shareholders

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 18 OF 26 PAGES
===================                                          ===================


will continue to own their existing shares, which will not be affected by the merger. The Issuer issued approximately 47,470,025 shares of Zhone common stock to Paradyne stockholders in connection with the merger.

           On February 10, 2006, NEA 10 purchased an additional 364,482 shares of Common Stock at $2.1985 per share. On February 13, 2006, NEA 10 purchased an additional 93,102 shares of Common Stock at $2.2046 per shares.

           No part of the purchase price paid by NEA 10 in the above-described transactions was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares. The total amount paid by NEA 10 for shares purchased in the above-described transactions is as follows (exclusive of commissions):

NEA 10:    $ 1,006,566.30


Item 4.    Purpose of Transaction.
           ----------------------

           All of the Public Shares were acquired for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer. Kramlich is a member of the Issuer's board of directors. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

           (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Issuer;

           (f) Any other material change in the Issuer's business or corporate structure;

           (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

           (j)  Any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) NEA VIII is the record owner of 1,817,129 shares of Common Stock and a warrant to purchase 12,777 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 1,829,906 shares of Common Stock (the "NEA VIII Shares"). NEA 8A is the record owner of

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 19 OF 26 PAGES
===================                                          ===================


                1,294,849 shares of Common Stock and a warrant to purchase 26,849 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 1,321,698 shares of Common Stock (the "NEA 8A Shares"). NEA 9 is the record owner of 4,287,092 shares of Common Stock (the "NEA 9 Shares"). NEA 10 is the record owner of 5,599,672 shares of Common Stock and a warrant to purchase 43,110 shares of Common Stock exercisable within 60 days, and thus may be deemed to be the beneficial owner of 5,642,782 shares of Common Stock (the "NEA 10 Shares"). NEA DC is the record owner of an option to purchase 3,525 shares of Common Stock exercisable within 60 days (the "NEA DC Shares").

                As the sole general partner of NEA 9, NEA Partners 9 may be deemed to own beneficially the NEA 9 Shares. As the sole general partner of each of NEA 8A and NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 8A Shares and the NEA 10 Shares. As the sole stockholder of NEA DC, NEA LLC may be deemed to own beneficially the NEA DC Shares.

                By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Record Holders may be deemed to share the power to direct the disposition and vote of the NEA VIII Shares, the NEA 8A Shares, the NEA 9 Shares, the NEA 10 Shares and the NEA DC Shares for an aggregate of 13,085,003 shares (the "Firm Shares"). As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole stockholder of NEA DC, NEA LLC may also be deemed to own beneficially the Firm Shares.

                As individual general partners of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 and members of NEA LLC, each of the Senior Managers may be deemed to own beneficially all of the Firm Shares.

                Kramlich is the record owner of 7,468 shares of Common Stock (the "Kramlich Shares") and, as a director of the Issuer, has been granted an option to purchase 30,000 shares of Common Stock (the "Option 1 Shares"). The Option 1 Shares vest at a rate of 625 shares per month on the 19th of each month, beginning June 19, 2004; accordingly, 13,125 Option 1 Shares are currently exercisable and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 1 Shares, shall acquire the right to exercise an additional 1,250 Option 1 Shares within 60 days of the date hereof, for a total of 14,375 (the "Vested Option 1 Shares"). Kramlich was also granted an option to purchase an additional 30,000 shares of Common Stock (the "Option 2 Shares"). The Option 2 Shares vest at a rate of 625 shares per month on the 12th of each month, beginning June 12, 2005; accordingly, 6,250 Option 2 Shares are currently exercisable and, assuming that Kramlich continues to fulfill the conditions set forth in his agreement regarding the Option 2 Shares, shall acquire the right to exercise an additional 1,250 Option 2 Shares within 60 days of the date hereof, for a total of 7,500 (the "Vested Option 2 Shares"). Accordingly, as of the date hereof, Kramlich may be deemed to be the beneficial owner of the Kramlich Shares, the Vested Option 1 Shares and the Vested Option 2 Shares for a total of an additional 29,343 shares of Common Stock.

                Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

                The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 147,241,763 shares of Common Stock reported to be outstanding as of September 30, 2005, as reported on the Issuer's most recent Form 10-Q.

           (b)  Regarding the number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:
                      See line 7 of cover sheets.

                (ii)  shared power to vote or to direct the vote:
                      See line 8 of cover sheets.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 20 OF 26 PAGES
===================                                          ===================


                (iii) sole power to dispose or to direct the disposition:
                      See line 9 of cover sheets.

                (iv)  shared power to dispose or to direct the disposition:
                      See line 10 of cover sheets.

           (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Record Shares beneficially owned by any of the Reporting Persons.

           (e) Nehra, Barrett, Sandell and Trainor ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock as of September 1, 2005 (the "Merger Date").


Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect
           -------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           Not applicable.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

           Exhibit 2 - Powers of Attorney regarding Schedule 13D filings.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 21 OF 26 PAGES
===================                                          ===================


                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 1, 2006



NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By:   NEA PARTNERS VIII, LIMITED PARTNERSHIP

      By:              *
         -----------------------------------
         Charles W. Newhall III
         General Partner



NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                    *
      --------------------------------------
      Charles W. Newhall III
      General Partner



NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP

      By:              *
         -----------------------------------
         Charles W. Newhall III
         General Partner



NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:   NEA PARTNERS 9, LIMITED PARTNERSHIP

      By:              *
         -----------------------------------
         Charles W. Newhall III
         General Partner



NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                    *
      --------------------------------------
      Charles W. Newhall III
      General Partner

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 22 OF 26 PAGES
===================                                          ===================



NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP

      By:              *
          ----------------------------------
          Charles W. Newhall III
          General Partner



NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                    *
      --------------------------------------
      Charles W. Newhall III
      General Partner



NEA DEVELOPMENT CORP.

By:                    *
      --------------------------------------
      Charles W. Newhall III
      President



NEW ENTERPRISE ASSOCIATES, LLC

By:                    *
      --------------------------------------
      Charles W. Newhall III
      Member


                       *
--------------------------------------------
M. James Barrett


                       *
--------------------------------------------
Peter J. Barris


                       *
--------------------------------------------
C. Richard Kramlich


                       *
--------------------------------------------
Peter T. Morris


                       *
--------------------------------------------
John M. Nehra

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 23 OF 26 PAGES
===================                                          ===================




                       *
--------------------------------------------
Charles W. Newhall III


                       *
--------------------------------------------
Mark W. Perry


                       *
--------------------------------------------
Scott D. Sandell


                       *
--------------------------------------------
Eugene A. Trainor III



                                        *By: /s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron as Attorney-in-Fact



--------------------------------------------------------------------------------

This Amendment No. 5 to Schedule 13D was executed by Louis S. Citron pursuant to Powers of Attorney which were filed with the Securities and Exchange Commission on May 11, 2005 in connection with Amendment No. 4 to Schedule 13D of Zhone Technologies, Inc., which Powers of Attorney are incorporated herein by reference.

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 24 OF 26 PAGES
===================                                          ===================

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT
                                    ---------

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Zhone Technologies, Inc.

      EXECUTED as a sealed instrument this 1st day of March, 2006.



NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By:   NEA PARTNERS VIII, LIMITED PARTNERSHIP

      By:              *
          ----------------------------------
          Charles W. Newhall III
          General Partner



NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                    *
      --------------------------------------
      Charles W. Newhall III
      General Partner



NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP

      By:              *
          ----------------------------------
          Charles W. Newhall III
          General Partner



NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:   NEA PARTNERS 9, LIMITED PARTNERSHIP

      By:              *
          ----------------------------------
          Charles W. Newhall III
          General Partner

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 25 OF 26 PAGES
===================                                          ===================



NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                    *
      --------------------------------------
      Charles W. Newhall III
      General Partner



NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP

      By:
          ----------------------------------
          Charles W. Newhall III
          General Partner



NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                    *
      --------------------------------------
      Charles W. Newhall III
      General Partner



NEA DEVELOPMENT CORP.

By:                    *
      --------------------------------------
      Charles W. Newhall III
      President



NEW ENTERPRISE ASSOCIATES, LLC


By:                    *
      --------------------------------------
      Charles W. Newhall III
      Member


                       *
--------------------------------------------
M. James Barrett


                       *
--------------------------------------------
Peter J. Barris


                       *
--------------------------------------------
C. Richard Kramlich

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 26 OF 26 PAGES
===================                                          ===================




                       *
--------------------------------------------
Peter T. Morris


                       *
--------------------------------------------
John M. Nehra


                       *
--------------------------------------------
Charles W. Newhall III


                       *
--------------------------------------------
Mark W. Perry


                       *
--------------------------------------------
Scott D. Sandell


                       *
--------------------------------------------
Eugene A. Trainor III



                                        *By: /s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron as Attorney-in-Fact



--------------------------------------------------------------------------------

This Agreement to Amendment No. 5 to Schedule 13D was executed by Louis S. Citron pursuant to Powers of Attorney which were filed with the Securities and Exchange Commission on May 11, 2005 in connection with Amendment No. 4 to
Schedule 13D for Zhone Technologies, Inc., which Powers of Attorney are incorporated herein by reference.